Vitesse Energy, Inc.
9200 E. Mineral Avenue, Suite 200
Centennial, Colorado 80112
(720) 361-2500
February 13, 2024
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549-3561
Attention: Claudia Rios

Re:	Vitesse Energy, Inc.
Form S-3 Registration Statement
Filed February 2, 2024
File No. 333-276821
Dear Ms. Rios:
Vitesse Energy, Inc., a Delaware corporation (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-276821) be accelerated under Rule 461 under the Securities Act of 1933, as amended, so that it is declared effective at 4:00 p.m., Eastern time, on February 14, 2024 or as soon thereafter as possible.
We request that we be notified of such effectiveness by a telephone call to Brenda Lenahan of Vinson & Elkins L.L.P. at (212) 237-0133 and that such effectiveness also be confirmed in writing.
Thank you for your attention to this matter.
[Signature page follows]

Very truly yours,

VITESSE ENERGY, INC.

By:	/s/ James P. Henderson
Name: James P. Henderson
Title: Chief Financial Officer

cc:	Vinson & Elkins L.L.P.
Brenda Lenahan
Alex Lewis
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